EXHIBIT 99.1

Senstar Technologies Ltd. 10th F. Gibor Sport Tower 7 Menachem Begin Road Ramat Gan 5268102, Israel	T: +972-74-794-5200 www.senstartechnologies.com

Senstar Technologies Announces Filing and Availability of 2022 Annual Report on
Form 20-F

Ramat Gan, Israel, April 20, 2023 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a leading provider of sensing and information management solutions for the protection of critical infrastructure, announced today that its Annual Report on Form 20-F for the year ended December 31, 2022 has been filed with the Securities and Exchange Commission (“SEC”) and is available on the Company’s website https://senstartechnologies.com in the Investors section under SEC Filings, as well as from the SEC’s website www.sec.gov.

The annual report is available in the SEC Filings section on the Company’s website at www.senstartechnologies.com. Shareholders may receive a hard copy of the annual report free of charge upon request.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities, logistics, correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

For more information:
Senstar Technologies, Ltd.
Tomer Hay, Chief Financial Officer
+972-74-794-5200
Tomer.Hay@senstar.com

Investor Relations
Kim Rogers, Managing Director
Hayden IR
541-904-5075
kim@haydenir.com